Exhibit 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2015	Fiscal Year Ended
		December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
	(In thousands)
Net loss	$(61,326)	$(55,005)	$(3,483)	$(702)	$(20,957)
Consolidated ratios of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A
Coverage deficiency	$(61,326)	$(55,005)	$(3,483)	$(702)	$(20,957)

(1)	We did not record earnings for the three months ended March 31, 2015 or for the years ended December 31, 2014, 2013, 2012 and 2011. Accordingly, our earnings were insufficient to cover fixed charges for such periods, and we are unable to disclose a ratio of earnings to fixed charges for such periods.